T2 Biosystems Announces Commercial Expansion Through Middle East Distributor

Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 6, 2024

Relating to Preliminary Prospectus dated May 6, 2024

Registration No. 333-278866

LEXINGTON, Mass., May 06, 2024 (GLOBE NEWSWIRE) — T2 Biosystems, Inc. (NASDAQ:TTOO), a leader in the rapid detection of sepsis-causing pathogens and antibiotic resistant genes, today announced the execution of a territory exclusive distribution agreement in Qatar. Under the terms of the agreement, T2 Biosystems will sell T2Dx® Instruments, the T2Bacteria® Panel, the T2Candida® Panel, and the T2Resistance® Panel through the newly appointed distributor.

The execution of this exclusive distribution agreement further expands T2 Biosystems’ commercialization in the Middle East. Qatar’s National Sepsis Program is a collaboration between the Ministry of Public Health and leading medical centers that guides the national sepsis prevention efforts in the country. Qatar’s strong focus on sepsis care is demonstrated by sepsis mortality rates among the best in the world and a regular National Sepsis Symposium. The introduction of the T2Dx Instrument and sepsis panels into Qatar will allow rapid detection of sepsis-causing pathogens and antibiotic resistance genes, in hours instead of days, enabling clinicians to achieve targeted therapy, faster.

“We are committed to expanding our commercialization globally and our partnerships in the Middle East are a very important component of our international strategy,” stated John Sperzel, Chairman and CEO of T2 Biosystems. “We believe this region represents strong growth potential for our culture-independent rapid diagnostics and look forward to building a lasting relationship with our newly appointed distributor as we work to improve the quality of care for patients at risk of sepsis.”

About T2 Biosystems

T2 Biosystems, a leader in the rapid detection of sepsis-causing pathogens and antibiotic resistance genes, is dedicated to improving patient care and reducing the cost of care by helping clinicians effectively treat patients faster than ever before. T2 Biosystems’ products include the T2Dx® Instrument, the T2Bacteria® Panel, the T2Candida® Panel, the T2Resistance® Panel, and the T2Biothreat™ Panel, and are powered by the proprietary T2 Magnetic Resonance (T2MR®) technology. T2 Biosystems has an active pipeline of future products, including the U.S. T2Resistance Panel, the Candida auris test, and the T2Lyme™ Panel.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward- looking statements, including, without limitation, statements about global commercial expansion and international strategy, and the potential for growth in the region, as well as statements that include the words “expect,” “may,” “should,” “anticipate,” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, (i) any inability to (a) realize anticipated benefits from commitments, contracts or products; (b) successfully execute strategic priorities; (c) bring products to market; (d) expand product usage or adoption; (e) obtain customer testimonials; (f) accurately predict growth assumptions; (g) realize anticipated revenues; (h) incur expected levels of operating expenses; or (i) continue as a going concern; or (i) increase the number of high-risk patients at customer facilities; (ii) failure of early data to predict eventual outcomes; (iii) failure to make or obtain anticipated FDA filings or clearances within expected time frames or at all; or (iv) the factors discussed under Item 1A. “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission, or SEC, on March 31, 2023, and other filings the Company makes with the SEC from time to time, including our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While the Company may elect to update such forward-looking statements at some point in the future, unless required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. Thus, no one should assume that the Company’s silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release.

Investor Contact:

Philip Trip Taylor, Gilmartin Group

ir@T2Biosystems.com

415-937-5406

T2 Biosystems, Inc. has filed a registration statement for a Form S-1 (including a preliminary prospectus) with the Securities and Exchange Commission, or the SEC, for the public offering. Before you invest, you should read the Preliminary Prospectus and the other documents T2 Biosystems, Inc. has filed with the SEC for more complete information about T2 Biosystems, Inc. and the public offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, T2 BioSystems, Inc., A.G.P. or any dealer participating in the public offering will arrange to send you the Preliminary Prospectus if you request it by contacting A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060.

Source: T2 Biosystems, Inc.